SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998, OR
\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________TO ________

Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Subsidiaries Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



                 THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

                    Financial Statements for the Years Ended
                   December 31, 1998 and 1997 and Independent
                                Auditors' Report



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
  December 31, 1998 and 1997                                                2

  Statements of Changes in Net Assets Available for Benefits
  for the Years Ended December 31, 1998 and 1997                            3

  Notes to Financial Statements for the Years Ended December 31,
  1998 and 1997                                                             4

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

  Reportable Transactions for the Year Ended December 31, 1998

  Assets Held for Investment Purposes

  Assets Acquired and Disposed of Within the Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default



DELOITTE &
  TOUCHE LLP
------------          ------------------------------------------------------
                      Deloitte & Touche LLP        Telephone: (513) 784-7100
                      250 East Fifth Street
                      P.O. Box 5340
                      Cincinnati, Ohio 45201-5340



INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


/S/DELOITTE & TOUCH LLP
April 30, 1999



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
                                                 1998            1997
INVESTMENTS, At fair value -
 Investment in The Procter & Gamble
  Master Savings Trust                        $13,287,055     $11,918,617
                                              -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS             $13,287,055     $11,918,617
                                              ===========     ===========

See notes to financial statements.



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                                 1998            1997
ADDITIONS:
 Investment income - Equity in net
  earnings of The Procter & Gamble
  Master Savings Trust                        $ 2,203,411     $ 2,620,532

DEDUCTIONS - Distributions and
 withdrawals to participants                      834,973         736,117
                                              -----------     -----------

NET INCREASE                                    1,368,438       1,884,415

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                             11,918,617      10,034,202
                                              -----------     -----------

 End of year                                  $13,287,055     $11,918,617
                                              ===========     ===========

See notes to financial statements.



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

    The following brief description of The Procter & Gamble Subsidiaries Savings Plan (the "Plan) is provided for general information only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan was established effective March 2, 1990 upon the acquisition of the Hawaiian Punch Division of DelMonte by The Procter & Gamble Company ("Company"). Effective March 14, 1996, the Sundor Brands Savings Plan, Max Factor Savings Plan and Speas Savings Plan were merged into the Plan. The Plan is a voluntary defined contribution plan covering all eligible employees of Sundor Group, Inc., including the Sundor Brands and Hawaiian Punch divisions, Max Factor & Company and Speas Company, all subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS AND VESTING - Effective April 1996, all contributions to the Plan were suspended and all participants became fully vested.

     DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock, in installment payments over a period not to exceed 180 months or an annuity. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

     WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

     PLAN TERMINATION - Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

     ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of four members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, PNC Bank, Ohio, N.A. ("PNC Bank"), who is also appointed by the Board of Directors of the Company.

     PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants may allocate their account in one or all of the following investment options offered by the Plan (Note 4):

        RESERVE FUND - The prospectus states that this fund invests in short to medium length maturity, interest-bearing instruments.

        COMPANY STOCK FUND - This fund invests in shares of The Procter & Gamble Company common stock.

        MANAGED BOND FUND - The prospectus states that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

        LARGE COMPANY FUND - The prospectus states that this fund invests in equity securities of approximately 300 domestic, large company stocks.

        DIVERSIFIED FUND - The prospectus states that this fund invests in a balanced portfolio consisting of both equity and fixed securities.

        INTERNATIONAL EQUITY FUND - The prospectus states that this fund invests in a diversified portfolio of equity securities of foreign corporations.

        SMALL COMPANY FUND - The prospectus states that this fund invests in a portfolio of equity securities issued by small companies.



The activity and balances in the funds are summarized as follows the years ended
December 31, 1998 and 1997.
                                            Company       Large         Small       International
                                            Stock         Company       Company     Equity          Reserve       Diversified
                                            Fund          Fund          Fund        Fund            Fund          Fund
Net assets available for benefits,
 December 31, 1996                          $  954,386    $4,972,294    $107,640    $41,693         $2,677,005    $1,107,687
 Equity in net earnings of The Procter
  & Gamble Master Savings Trust              1,014,079     1,274,606      33,626      2,304            123,211       158,822
 Distributions and withdrawals
  to participants                              (96,981)     (352,418)    (10,983)    (9,270)          (173,258)      (80,797)
 Interfund transfers                         2,103,559    (1,523,583)     37,364      7,336           (313,147)     (304,305)
                                            ----------    ----------    --------    -------         -----------   ----------

Net assets available for benefits,
 December 31, 1997                           3,975,043     4,370,899     167,647     42,063          2,313,811       881,407

Equity in net earnings of The Procter
 & Gamble Master Savings Trust                 678,481     1,251,229      (8,414)     5,802            111,507       152,995
Distributions and withdrawals
 to participants                              (159,763)     (401,114)     (7,380)                     (222,474)      (36,460)
Interfund transfers                            675,668      (266,442)       (535)   (10,057)          (245,835)     (148,462)
                                            ----------    ----------    --------    -------         ----------    ----------

Net assets available for benefits,
 December 31, 1998                          $5,169,429    $4,954,572    $151,318    $37,808         $1,957,009    $  849,480
                                            ==========    ==========    ========    =======         ==========    ==========

                                            Managed
                                            Bond
                                            Fund        Total
Net assets available for benefits,
 December 31, 1996                          $173,497    $10,034,202
 Equity in net earnings of The Procter
  & Gamble Master Savings Trust               13,884      2,620,532
 Distributions and withdrawals
  to participants                            (12,410)      (736,117)
 Interfund transfers                          (7,224)
                                            --------    -----------

Net assets available for benefits,
 December 31, 1997                           167,747     11,918,617

Equity in net earnings of The Procter
 & Gamble Master Savings Trust                11,811      2,203,411
Distributions and withdrawals
 to participants                              (7,782)      (834,973)
Interfund transfers                           (4,337)
                                            --------    -----------

Net assets available for benefits,
 December 31, 1998                          $167,439    $13,287,055
                                            ========    ===========



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) by the trustee and to each participant's account by the Plan's recordkeeper.

     EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by the Company.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated February 16, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC as of December 31, 1998 and 1997.

4.   INTEREST IN MASTER TRUST

     Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank.

     Use of a master trust permits the commingling of investments that fund various Company-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust. The following represents the 1998 and 1997 audited financial information regarding the net assets and investment income of the Master
     Trust:



Assets of the Master Trust at December 31, 1998 are summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Investments, at fair
 value                  $82,686,007  $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716  $232,920,532
Accrued interest and
 dividends                    4,781          235           47            7            38            32           13         5,153
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                   $82,690,788  $76,750,359   $4,587,265   $2,999,267   $26,401,582   $33,445,695   $6,050,729  $232,925,685
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's investment in
 Master Trust           $ 5,169,429  $ 4,954,572   $  151,318   $   37,808   $ 1,957,009   $   849,480   $  167,439  $ 13,287,055
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's percentage
 ownership interest
 in Master Trust                 6%           6%           3%           1%            7%            3%           3%            6%
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investments, at fair value, held by the Master Trust at December 31, 1998 are summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
The Procter & Gamble
 Company common stock   $82,247,171                                                                                  $ 82,247,171
Mutual funds                         $76,778,262   $4,596,117   $3,005,413   $26,409,391   $33,460,753   $6,048,229   150,298,165
Short-term investments
 (overdraft)                438,836      (28,138)      (8,899)      (6,153)       (7,847)      (15,090)       2,487       375,196
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                   $82,686,007  $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716  $232,920,532
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investment income from the Master Trust for the year ended December 31, 1998 is summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Net appreciation
 (depreciation) in
 fair value of
 investments            $11,339,483  $18,695,385   $ (263,745)  $  396,904   $ 1,376,097   $ 4,973,756   $  416,005  $ 36,933,885
Dividends                 1,029,974                                                                                     1,029,974
Interest                     49,241           54           83           22           129            41          125        49,695
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                   $12,418,698  $18,695,439   $ (263,662)  $  396,926   $ 1,376,226   $ 4,973,797   $  416,130  $ 38,013,554
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's equity in
 net earnings of
 Master Trust           $   678,481  $ 1,251,229   $   (8,414)  $    5,802   $   111,507   $   152,995   $   11,811  $  2,203,411
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Assets of the Master Trust at December 31, 1997 are summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Investments, at fair
 value                  $75,945,362  $60,121,937   $4,728,540   $2,629,430   $28,051,469   $33,669,298   $5,858,170  $211,004,206
Accrued interest and
 dividends                    6,317          141           22           16           380           101           26         7,003
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                   $75,951,679  $60,122,078   $4,728,562   $2,629,446   $28,051,849   $33,669,399   $5,858,196  $211,011,209
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's investment in
 Master Trust           $ 4,070,681  $ 4,370,211   $  167,647   $   42,063   $ 2,219,440   $   881,093   $  167,482  $ 11,918,617
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============
Plan's percentage
 ownership interest
 in Master Trust                 5%           7%           4%           2%            8%            3%           3%            6%
                        ===========   ==========   ==========   ===========   ===========   ==========  ============  ===========


Investments, at fair value, held by the Master Trust at December 31, 1997 are summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
The Procter & Gamble
 Company common stock   $74,844,561                                                                                  $ 74,844,561
Mutual funds                         $60,121,830   $4,728,479   $2,629,377   $27,988,957   $33,669,235   $5,858,117   134,995,995
Short-term investments    1,100,801          107           61           53        62,512            63           53     1,163,650
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                   $75,945,362  $60,121,937   $4,728,540   $2,629,430   $28,051,469   $33,669,298   $5,858,170  $211,004,206
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investment income from the Master Trust for the year ended December 31, 1997 is summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Net appreciation in
 fair value of
 investments            $22,915,525  $15,017,239   $  817,130   $   52,370   $ 1,468,561   $ 5,581,761   $  520,449  $ 46,373,035
Dividends                   836,156                                                                                       836,156
Interest                     56,289                                                3,197                                   59,486
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                   $23,807,970  $15,017,239   $  817,130   $   52,370   $ 1,471,758   $ 5,581,761   $  520,449  $ 47,268,677
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============
Plan's equity in
 net earnings of
 Master Trust           $ 1,014,079  $ 1,274,606   $   33,626   $    2,304   $   123,211       158,822   $   13,884  $  2,620,532
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============



5.   DISTRIBUTIONS PAYABLE

     Distributions payable to participants at December 31, 1998 and 1997 are approximately $24,000 and $147,000, respectively.

                                   * * * * * *




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                   Procter & Gamble Subsidiaries
                                   Savings Plan


                                   /s/THOMAS J. MESS
Date:  June 22, 1999               ---------------------------------------
                                   Thomas J. Mess
                                   Secretary for Trustees




                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche